UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2024

SK Growth Opportunities Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41432	98-1643582
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

228 Park Avenue S #96693 New York, New York	10003
(Address of principal executive offices)	(Zip Code)

(917) 599-1622

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	SKGRU	The Nasdaq Stock Market LLC
Class A Ordinary Shares	SKGR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SKGRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously disclosed, on February 27, 2024, SK Growth Opportunities Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), Webull Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Webull”), Feather Sound I Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Webull and Feather Sound II Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Webull, entered into a business combination agreement (as may be amended and modified from time to time in accordance with its terms, the “Business Combination Agreement”).

On December 5, 2024, the parties to the Business Combination Agreement entered into an Amendment to Business Combination Agreement (the “Amendment to Business Combination Agreement”). The Amendment to Business Combination Agreement provides for, among other things:

●	Issuance of Incentive Warrants (as defined in the Business Combination Agreement) to certain shareholders of Webull in connection with the Mergers (as defined in the Business Combination Agreement) and an amendment and restatement of the Form of Incentive Warrant Agreement (as defined in the Business Combination Agreement);

●	An amendment and restatement of the definition of “Founder HoldCo,” “Incentive Warrants” and “Share Subdivision Factor” (each as defined in the Business Combination Agreement), and all references therein;

●	An amendment and restatement of the calculation of SPAC Class B Ordinary Shares (as defined in the Business Combination Agreement) held by the Founder HoldCo;

●	Removal of SPAC’s right to designate an observer to the board of directors of Webull; and

●	An amendment and restatement of the Amended Company Charter (as defined in the Business Combination Agreement).

A copy of the Amendment to Business Combination Agreement is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment to Business Combination Agreement is qualified in its entirety by reference thereto.

Ancillary Documents

Amendment to Sponsor Support Agreement

As previously disclosed, concurrently with the execution and delivery of the Business Combination Agreement, SPAC, Webull, Auxo Capital Managers LLC, a Delaware limited liability company (“Sponsor”) and certain shareholders of SPAC (together with the Sponsor, collectively, the “SPAC Insiders”) entered into a sponsor support agreement (as may be amended and modified from time to time in accordance with its terms, the “Sponsor Support Agreement”), pursuant to which Sponsor agreed to forfeit for no consideration up to 2,000,000 SPAC Class B Ordinary Shares held by Sponsor in connection with the execution of Additional Non-Redemption Agreements (as defined in the Sponsor Support Agreement) following the date of the Business Combination Agreement and to the extent the aggregate amount of SPAC Class B Ordinary Shares to be forfeited by Sponsor is less than 2,000,000, on the Closing Date (as defined in the Business Combination Agreement) and immediately prior to the First Merger Effective Time (as defined in the Business Combination Agreement), Sponsor shall automatically forfeit the balance of such 2,000,000 SPAC Class B Ordinary Shares.

On December 5, 2024, the parties to the Sponsor Support Agreement entered into an Amendment to Sponsor Support Agreement (the “Amendment to Sponsor Support Agreement”), which provides that to the extent the aggregate amount of SPAC Class B Ordinary Shares to be forfeited by Sponsor pursuant to the Additional Non-Redemption Agreements is less than 2,000,000, Sponsor shall forfeit up to the balance of such 2,000,000 SPAC Class B Ordinary Shares in an amount determined by and upon the written request of Webull. As a result, Sponsor may not be required to forfeit such amount of SPAC Class B Ordinary Shares in full or at all.

A copy of the Amendment to Sponsor Support Agreement is filed with this Current Report as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Amendment to Sponsor Support Agreement is qualified in its entirety by reference thereto.

Indemnity Letter Agreement

On December 5, 2024, Webull and the SPAC Insiders entered into an Indemnity Letter Agreement (the “Indemnity Letter Agreement”). The Indemnity Letter Agreement provides that, among other things:

●	Webull shall indemnify, to the extent permitted by law, each SPAC Insider, its officers, directors and employees and each person who controls such SPAC Insider (if applicable) (within the meaning of the Securities Act of 1933, as amended (the “Securities Act”)), against all losses resulting from or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement (as defined in the Indemnity Letter Agreement), Prospectus (as defined in the Indemnity Letter Agreement) or preliminary Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Webull information that Webull has filed or is required to file pursuant to Rule 433(d) under the Securities Act, any written communication (within the meaning of Rule 405 under the Securities Act) with investors, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

●	In connection with the Registration Statement in which a SPAC Insider is participating, such SPAC Insider shall furnish to Webull in writing the SPAC Insider Information (as defined in the Indemnity Letter Agreement) and to the extent permitted by law, shall indemnify Webull, its directors, officers and agents and each person who controls Webull (within the meaning of the Securities Act) against all losses resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Webull information that Webull has filed or is required to file pursuant to Rule 433(d) under the Securities Act, any written communication (within the meaning of Rule 405 under the Securities Act) with investor, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent that such untrue statement or alleged untrue statement or omission or alleged omission of a material fact are made in reliance upon any information or affidavit furnished in writing by such SPAC Insider expressly for use therein.

A copy of the Indemnity Letter Agreement is filed with this Current Report as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Indemnity Letter Agreement is qualified in its entirety by reference thereto.

Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Current Report, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Webull, market size and growth opportunities, competitive position and technological and market trends, estimated implied pro forma enterprise value of the combined company following the Mergers (the “Combined Company”), the cash position of the Combined Company following the closing of the Transactions (as defined in the Business Combination Agreement), SPAC and Webull’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SPAC and Webull as of the date of this current report, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to SPAC or Webull and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against SPAC, Webull or others following the announcement of the Transactions, the Business Combination Agreement and other ancillary documents with respect thereto; (3) the amount of redemption requests made by SPAC public shareholders and the inability to complete the Transactions due to the failure to obtain approval of the shareholders of SPAC, to obtain financing to complete the business combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Mergers that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Mergers; (5) the ability to meet stock exchange listing standards following the consummation of the Transactions; (6) the risk that the Transactions disrupt current plans and operations of Webull as a result of the announcement and consummation of the Transactions; (7) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Webull to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) risks associated with changes in applicable laws or regulations and Webull’s international operations; (10) the possibility that Webull or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (11) Webull’s estimates of expenses and profitability; (12) Webull’s mission, goals and strategies; (13) Webull’s future business development, financial condition and results of operations; (14) expected growth of the global digital trading and investing services industry; (15) expected changes in Webull’s revenues, costs or expenditures; (16) Webull’s expectations regarding demand for and market acceptance of its products and service; (17) Webull’s expectations regarding its relationships with users, customers and third-party business partners; (18) competition in Webull’s industry; (19) relevant government policies and regulations relating to Webull’s industry; (20) general economic and business conditions globally and in jurisdictions where Webull operates; and (21) assumptions underlying or related to any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” section in the annual report on Form 10-K for year ended December 31, 2023 of SPAC, and any additional risks and uncertainties described in the “Risk Factors” section in the annual report on Form 10-Q for the quarterly period ended September 30, 2024 of SPAC, and the “Risk Factors” section of the Registration Statement relating to the Transactions which is expected to be filed with the U.S. Securities and Exchange Commission (the “SEC”) (the “Registration Statement”), and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither SPAC nor Webull presently know or that SPAC or Webull currently believe are immaterial, which could also cause actual results to differ from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Current Report may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Current Report should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. SPAC and Webull assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transactions, SPAC and Webull intend to cause the Registration Statement to be filed with the SEC, which will include a proxy statement to be distributed to SPAC’s shareholders in connection with its solicitation for proxies for the vote by SPAC’s shareholders in connection with the Transactions. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about SPAC, Webull and the Transactions. Shareholders of SPAC will be able to obtain a free copy of the proxy statement when filed, as well as other filings containing information about SPAC, Webull and the Transactions, without charge, at the SEC’s website located at www.sec.gov. This Current Report does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

SPAC, Webull and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Transactions. You can find information about SPAC’s directors and executive officers and their interest in SPAC can be found in its Annual Report on Form10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 29, 2024. A list of the names of the directors, executive officers, other members of management and employees of SPAC and Webull, as well as information regarding their interests in the Transactions, will be contained in the Registration Statement to be filed with the SEC by Webull. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of SPAC, Webull or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

No.	Exhibits
2.1*	Amendment to Business Combination Agreement, dated as of December 5, 2024, by and among Webull Corporation, Feather Sound I Inc., Feather Sound II Inc. and SK Growth Opportunities Corporation
10.1*	Amendment to Sponsor Support Agreement, dated as of December 5, 2024, by and among Webull Corporation, SK Growth Opportunities Corporation and the SPAC Insiders
10.2*	Indemnity Letter Agreement, dated as of December 5, 2024, by and among Webull Corporation and the SPAC Insiders
10.3	Form of Incentive Warrant Agreement by and among Webull Corporation, SK Growth Opportunities Corporation and Continental Stock Transfer & Trust Company
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 6, 2024

SK GROWTH OPPORTUNITIES CORPORATION

By:	/s/ Derek Jensen
Name:	Derek Jensen
Title:	Chief Financial Officer